Mail Stop 3561

								January 24, 2006

Mr. Robert D. Welding
President and Chief Executive Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

RE:	Federal Signal Corporation (the "Company")
	Form 10-K for the Year Ended December 31, 2004
	File No. 001-06003

Dear Mr. Welding:

      We have reviewed your response letter dated January 6, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Statement of Operations, page 25

1. We have reviewed your response to our prior comment number 6, but we do not agree that the settlement payments relating to the cancellation of your dealer and distributor relationships should be recorded as other expense. As your settlement charges relate to activities for which revenues and expenses have historically been included in operating income, we believe that the settlement charges should be recorded as operating expenses. Please reclassify your settlement charges in future filings, accordingly.
Notes to Consolidated Financial Statements

Note R - Goodwill and Other Intangible Assets, page 53

2. We have reviewed your response to our prior comment number 8. Per your response, it appears that you have identified your refuse business as a separate component of your Environmental Products Group; however, you believe that all four components of your Environmental Products Group qualify for aggregation into a single reporting unit when evaluating goodwill for impairment. Although paragraph 30 of SFAS No. 142 allows for the aggregation of two or more components if the components have similar economic characteristics, the guidance for determining similar economic characteristics, as provided in paragraph 17 of SFAS No. 131, indicates that similar long-term average gross margins would be expected in cases where economic characteristics are similar. We believe that the losses experienced by your refuse business and your attempt to specifically restructure your refuse operations to make that business profitable may provide evidence that the economic characteristics of the refuse business are not similar to the economic characteristics of the other profitable components of your
Environmental Products Group. Furthermore, you have indicated in your response that the gross margins achieved by your refuse business declined in fiscal year 2004 and are no longer expected to recover to prior levels. Since additional experience in 2005 leads you to believe that margins are not expected to recover, we believe you should re-evaluate the continued appropriateness in 2005 of aggregating the refuse business in the Environmental Products Group for purposes of assessing its goodwill for impairment.

Other

3. Please resubmit your January 6, 2006 letter to us electronically through Edgar with the written statement requested on page 6 of our
December 12, 2005 letter and with the signed and printed name and title of the signor.

      As appropriate, please revise your future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at
(202) 551-3380 if you have questions regarding our comments on the financial statements and related matters. For all other questions, please contact the undersigned at (202) 551-3813.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Ms. Stephanie K. Kushner
		(630) 954-2138

Mr. Robert D. Welding
Federal Signal Corporation
January 24, 2006
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